Exhibit 1.2
CONFIRMATION

Date:	March 1, 2011

To:	Developers Diversified Realty Corporation
3300 Enterprise Parkway
Beachwood, Ohio 44122

Telefax No.:	216-755-1827

Attention:	Francine Glandt
SVP of Capital Markets and Treasurer

From:	Citibank, N.A.

Telefax No.:	212-615-8985
Re:     Issuer Forward Sale Transaction
          The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the Transaction entered into between Developers Diversified Realty Corporation (“Counterparty”) and Citibank, N.A. (“Bank”) on the Trade Date specified below (the “Transaction”). This Confirmation constitutes a “Confirmation” as referred to in the ISDA Agreement specified below.
          This Confirmation evidences a complete binding agreement between you and us as to the terms of the Transaction to which this Confirmation relates. This Confirmation shall supplement, form a part of, and be subject to an agreement in the form of the 1992 ISDA Master Agreement (Multicurrency-Cross Border) (“ISDA Agreement”) as if we had executed an agreement in such form on the Trade Date of the first such Transaction between you and us, and such agreement shall be considered the “Agreement” hereunder. The parties hereby agree that no Transaction other than the Transaction to which this Confirmation relates shall be governed by the Agreement.
          The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the “Definitions”) as published by ISDA are incorporated into this Confirmation.
          THIS CONFIRMATION WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK IN CONNECTION WITH ALL MATTERS RELATING HERETO AND WAIVE ANY OBJECTION TO THE LAYING OF VENUE IN, AND ANY CLAIM OF INCONVENIENT FORUM WITH RESPECT TO, THESE COURTS.
          1. In the event of any inconsistency between this Confirmation, on the one hand, and the Definitions or the ISDA Agreement, on the other hand, this Confirmation will govern.
          2. Each party will make each payment specified in this Confirmation as being payable by such party, not later than the due date for value on that date in the place of the account specified below or otherwise specified in writing, in freely transferable funds and in a manner customary for payments in the required currency.
          3. Confirmations:
          This Confirmation and the ISDA Agreement shall constitute the written agreement between Counterparty and Bank with respect to the Transaction.
          The terms of the particular Transaction to which this Confirmation relates are as follows:

Trade Date:	March 1, 2011

Effective Date:	March 7, 2011

Seller:	Counterparty

Buyer:	Bank

Shares:	The common stock, $0.10 par value per share, of Counterparty (Symbol: “DDR”).

Number of Shares:	4,750,000

Initial Forward Price:	$13.75 per Share

Forward Price:	As of any day, the Initial Forward Price, plus the Forward Accrual Amount, minus the Expected Dividend Amount.

WHERE:

“Forward Accrual Amount” means an accrual on the Initial Forward Price for the period from and including the Effective Date to but excluding the Settlement Date or Cash Settlement Payment Date, as applicable, at a per annum rate equal to the Federal Funds Open Rate minus the Fixed Charge for each day in that period, compounded on each such day and calculated on an Actual/360 basis.

“Expected Dividend Amount” means the sum of, for each Expected Dividend with an Expected Dividend Record Date (as defined below) occurring on or before the relevant Settlement Date or Cash Settlement Payment Date, as applicable, such Expected Dividend, plus an accrual thereon for the period, if any, from and including the related Expected Dividend Payment Date (as defined below) to but excluding such Settlement Date or Cash Settlement Payment Date at a per annum rate equal to the Federal Funds Open Rate minus the

Fixed Charge for each day in that period, compounded on each such day and calculated on an Actual/360 basis.

“Expected Dividend” means USD 0.04 per Share per calendar quarter based a quarterly dividend payment date expected to occur on April 5, 2011, July 6, 2011, October 4, 2011 and January 3, 2012 (each, an “Expected Dividend Payment Date”) with an expected record date of March 22, 2011, June 20, 2011, September 20, 2011 and December 16, 2011, as applicable (each an “Expected Dividend Record Date”).

“Federal Funds Open Rate” means with respect to any day, the opening federal funds rate quoted on Bloomberg Financial Markets as of such day (or, if that day is not a Business Day, the next preceding Business Day); provided that if no such rate appears on such Business Day, the Calculation Agent shall determine the rate in a commercially reasonable manner from any publicly available source (including any Federal Reserve Bank).

“Fixed Charge” means the Borrow Cost.

“Borrow Cost” means 25 basis points per annum.

“Business Day” means any day on which the commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City.

Prepayment:	Not Applicable

Variable Obligation:	Not Applicable

Exchange:	New York Stock Exchange

Related Exchanges:	All Exchanges

Calculation Agent:	Bank, which shall make all calculations, adjustments and determinations required pursuant to the Transaction, and such calculations, adjustments and determinations shall be binding absent manifest error.
          4. Valuation:

Initial Pricing Date:	Subject to “Accelerated Unwind” below, March 15, 2011.

Pricing Periods:	Each period commencing on an Initial Pricing Date and ending on the Scheduled Trading Day on which the aggregate number of Priced Shares for all days in such Pricing Period equals the Number of Shares.

For any day in a Pricing Period, “Priced Shares” means (i) where Cash Settlement is applicable to such Pricing Period, the number of Shares purchased by or on behalf of Bank (or its agent or affiliate) to close out its hedge of the Transaction that settle on such day and (ii) where Net Share Settlement is applicable to such Pricing Period, the number of Shares purchased by or on behalf of Bank (or its agent or affiliate) to close out its hedge of the Transaction that settle on such day multiplied by the Settlement Price for such day divided by the Forward Price for such day.

Accelerated Unwind:	Subject to Section 12(b), Counterparty may, by providing Bank at least 15 calendar days’ notice (a “Settlement Notice”), irrevocably elect to accelerate the Initial Pricing Date or Settlement Date, as the case may be, for all or a portion of the Number of Shares (such portion of the Number of Shares specified in such Settlement Notice, the “Unwind Shares”) to a Scheduled Trading Day specified by Counterparty in such Settlement Notice, which Settlement Notice shall also specify the applicable Settlement Method. Counterparty may not designate an Initial Pricing Date that occurs during a Pricing Period relating to another Initial Pricing Date designated pursuant to this paragraph.

Upon the acceleration of the Initial Pricing Date or Settlement Date as described above with respect to a portion but not all of the Number of Shares, the Transaction shall be treated as if it were two transactions with terms identical to those of the Transaction, except that (i) the first such transaction shall have a Number of Shares equal to the number of Unwind Shares and an Initial Pricing Date or Settlement Date, as the case may be, as specified in the relevant Settlement Notice and (ii) the second such transaction shall have a Number of Shares equal to the Number of Shares for the Transaction, minus the sum of the number of Unwind Shares.

Unwind Activities:	During each Pricing Period, Bank (or its agent or affiliate) shall purchase Shares to close out its hedge of the Transaction. The times and prices at which Bank (or its agent or affiliate) purchases any Shares during any Pricing Period shall be at Bank’s sole discretion (it being understood that Bank may exercise such discretion after considering whether and in what quantity or manner purchasing Shares would be permitted or appropriate under applicable securities laws).
          5. Settlement Terms:

Settlement Currency:	USD

Settlement Method Election:	Applicable with respect to a Settlement Date or all Cash Settlement Payment Dates for a Pricing Period; provided that (i) for purposes of this Confirmation, Section 7.1 of the Definitions is hereby amended by adding the phrase “, Net Share Settlement” after “Cash Settlement” in the sixth line thereof and (ii) if Counterparty elects Cash Settlement or Net Share Settlement, it shall be deemed to have repeated the representations contained in Section 11(b)(vi) and (vii) below on the date of notice of such election.

Electing Party:	Counterparty

Settlement Method Election Date:	The fifth Scheduled Trading Day immediately preceding the relevant Settlement Date or Initial Pricing Date, as the case may be.

Default Settlement Method:	Physical Settlement

Settlement Date:	Subject to “Accelerated Unwind” above, April 4, 2011.

Cash Settlement Payment Date:	In respect of a day on which Shares are purchased by or on behalf of Bank (or its agent or affiliate) to close out its hedge of the Transaction, the day such purchases settle.

Settlement Price:	In respect of a Cash Settlement Payment Date, the weighted average purchase price (net of brokerage costs) for the purchases by or on behalf of Bank (or its agent or affiliate) to close out its hedge of the Transaction that settle on such day.

Forward Cash Settlement Amount:
In respect of a Cash Settlement Payment Date, an amount equal to (i) the Priced Shares for such Cash Settlement Payment Date multiplied by (ii) an amount equal to (A) the Settlement Price for such Cash Settlement Payment Date minus (B) the Forward Price for such Cash Settlement Payment Date.

Net Share Settlement:	If applicable, on the related Cash Settlement Payment Date, (i) if the Forward Cash Settlement Amount is a

positive number, then Seller shall deliver to Buyer the Net Share Settlement Amount and (ii) if the Forward Cash Settlement Amount is a negative number, then Buyer shall deliver to Seller the absolute value of the Net Share Settlement Amount. For these purposes, the provisions of Sections 9.8, 9.9, 9.10, 9.11 and 9.12 of the Definitions will be applicable.

Net Share Settlement Amount:	In respect of a Cash Settlement Payment Date, a number of Shares (rounded down to the nearest whole Share) equal to the Forward Cash Settlement Amount for such Cash Settlement Payment Date divided by the Settlement Price for such Cash Settlement Payment Date, plus cash (at the Settlement Price) for any fractional Share.

Representation and Agreement:	Notwithstanding Section 9.11 of the Definitions, the parties acknowledge that any Shares delivered to Counterparty will be subject to restrictions and limitations arising from Counterparty or its affiliates or out of Counterparty’s status under applicable securities laws.
          6. Adjustments:

Method of Adjustment:	Subject to Section 12(b), Calculation Agent Adjustment
          7. Extraordinary Events:

New Shares:	In the definition of New Shares in Section 12.1(i) of the Definitions, the text in (i) shall be deleted in its entirety and replaced with “publicly quoted, traded or listed on any of the New York Stock Exchange, The NASDAQ Global Market or the NASDAQ Global Select Market (or their respective successors)”.

Consequences of Merger Events (in each case, subject to Section 12(b)):

(a) Share-for-Share:	Alternative Obligation

(b) Share-for Other:	Cancellation and Payment

(c) Share-for-Combined:	Component Adjustment

Tender Offer:	Applicable

Consequences of Tender Offers (in each case, subject to Section 12(b)):

(a) Share-for-Share:	Calculation Agent Adjustment

(b) Share-for-Other:	Calculation Agent Adjustment

(c) Share-for-Combined:	Calculation Agent Adjustment

provided that for all Consequences of Tender Offers where Calculation Agent Adjustment is specified, Section 12.3(c) of the Definitions is hereby amended by deleting the words “the Issuer and the Shares will not change, but” immediately following the words “Tender Offer Date” in the first line thereof.

Composition of Combined Consideration:	Not Applicable

Nationalization, Insolvency or Delisting:	Subject to Section 12(b), Cancellation and Payment

In addition to the provisions of Section 12.6(a)(iii) of the Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market System (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Determining Party:	For all applicable Extraordinary Events, Bank
          8. Additional Disruption Events (in each case, subject to Section 12(b)):

Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Definitions is hereby amended by (i) replacing the phrase “the interpretation” in the third line thereof with the phrase “or public announcement of the formal or informal interpretation” and (ii) immediately following the word “Transaction” in clause (X) thereof, adding the phrase “in the manner contemplated by the Hedging Party on the Trade Date”

Failure to Deliver:	Applicable

Insolvency Filing:	Notwithstanding anything to the contrary herein, in the ISDA Agreement or in the Definitions, upon any Insolvency Filing or other proceeding under the U.S. Bankruptcy Code in respect of the Issuer, the Transaction shall automatically terminate on the date thereof without further liability of either party to this Confirmation to the other party (except for any liability in respect of any breach of representation or covenant by a party under this Confirmation prior to the date of such Insolvency Filing or other proceeding), it being understood that the Transaction is a contract for the issuance of Shares by the Issuer.

Hedging Disruption:	Applicable

Increased Cost of Hedging:	Applicable

Hedging Party:	For all applicable Additional Disruption Events, Bank

Determining Party:	For all applicable Additional Disruption Events, Bank
Bank agrees to give advance notice to Counterparty of its hedging strategy with respect to the Transaction and any subsequent material changes to such hedging strategy.
          9. Non-Reliance:

Non-Reliance:	Applicable

Agreements and Acknowledgments Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable
          10. Matters relating to the Purchase of Shares and Related Matters:
          (a) Conditions to Effectiveness. The effectiveness of this Confirmation on the Effective Date shall be subject to the following conditions:
     (i) the representations and warranties of Counterparty contained in the Underwriting Agreement (the “Underwriting Agreement”) dated the date hereof among Counterparty, Bank, Morgan Stanley & Co. International plc and Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated as the several Underwriters and any certificate delivered pursuant thereto by Counterparty shall be true and correct on the Effective Date as if made as of the Effective Date;
     (ii) Counterparty shall have performed all of the obligations required to be performed by it under the Underwriting Agreement on or prior to the Effective Date;
     (iii) all of the conditions set forth in Section 7 of the Underwriting Agreement shall have been satisfied;
     (iv) no event that constitutes a Hedging Disruption shall have occurred;
     (v) no event that constitutes an Increased Cost of Hedging shall have occurred;

     (vi) all of the representations and warranties of Counterparty hereunder and under the ISDA Agreement shall be true and correct on the Effective Date as if made as of the Effective Date; and
     (vii) Counterparty shall have performed all of the obligations required to be performed by it hereunder and under the ISDA Agreement on or prior to the Effective Date.
If delivery and payment for the Underwritten Securities (as such term is defined in the Underwriting Agreement) shall not have occurred by the Closing Date (as such term is defined in the Underwriting Agreement), the parties shall have no further obligations in connection with the Transaction, other than in respect of breaches of representations or covenants on or prior to such date. If, for any reason, the prospectus contemplated by the Underwriting Agreement ceases to be current and available for use prior to the completion by Bank, its affiliates or the other underwriters of the sale of the Number of Shares, Bank may reduce the Number of Shares hereunder to the number of Shares sold prior to such time.
          (b) Underwriting Agreement Representations, Warranties and Covenants. On the Trade Date, the Effective Date and on each date on which Bank, its affiliates or the other underwriters delivers a prospectus in connection with a sale to hedge the Transaction, Counterparty hereby makes to Bank as of such date all of the representations and warranties contained in the Underwriting Agreement. Counterparty hereby agrees to comply with its covenants contained in the Underwriting Agreement as if such covenants were made in favor of Bank.
          (c) Interpretive Letter. Counterparty agrees and acknowledges that the Transaction is being entered into in accordance with the October 9, 2003 interpretive letter from the staff of the Securities and Exchange Commission to Goldman, Sachs & Co. (the “Interpretive Letter”) and agrees that, with respect to the foregoing, Counterparty has filed a registration statement on Form S-3 with respect to the “maximum number of shares” (as such term is described in the Interpretive Letter) and appropriate undertakings under Rule 415 under the Securities Act, including, but not limited to, Rule 415(a)(4).
          (d) Agreements and Acknowledgments of Counterparty Regarding Shares.
     (i) Counterparty agrees and acknowledges that, in respect of any Shares delivered to Bank hereunder, such Shares shall be, upon such delivery, duly and validly authorized, issued and outstanding, fully paid and nonassessable, free of any lien, charge, claim, any preemptive or similar rights or other encumbrance and shall, upon such issuance, be accepted for listing or quotation on the Exchange;
     (ii) Counterparty agrees and acknowledges that Bank will hedge its exposure to the Transaction by selling Shares borrowed from third party securities lenders or other Shares pursuant to a registration statement, and that, pursuant to the terms of the Interpretive Letter, the Shares (up to the Number of Shares) delivered, pledged or loaned by Counterparty to Bank in connection with the Transaction may be used by Bank to return to securities lenders without further registration under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, Counterparty agrees that the Shares that it delivers, pledges or loans to Bank on or prior to the Settlement Date or Cash Settlement Payment Date will not bear a restrictive legend and that such Shares will be deposited in, and the delivery thereof shall be effected through the facilities of, the Clearance System; and
     (iii) Counterparty agrees not to take any action to reduce or decrease the number of authorized and unissued Shares below the sum of the Number of Shares plus the total number of Shares issuable upon settlement (whether by net share settlement or otherwise) of any other transaction or agreement to which it is a party.

          (e) Private Placement Procedures. If Counterparty is unable to comply with the provisions of sub-paragraph (ii) of “Agreements and Acknowledgments of Counterparty Regarding Shares” above because of a change in law or a change in interpretation or the policy of the Securities and Exchange Commission or its staff, or Bank otherwise determines that in its reasonable opinion any Shares to be delivered to Bank by Counterparty may not be freely returned by Bank to securities lenders as described under such sub-paragraph (ii), then delivery of any such Shares (the “Restricted Shares”) shall be effected pursuant to clause (i) below.
     (i) Delivery of Restricted Shares by Counterparty to Bank (a “Private Placement Settlement”) shall be effected in accordance with customary private placement procedures with respect to such Restricted Shares reasonably acceptable to Bank. On the date of such delivery, Counterparty shall not have taken, or caused to be taken, any action that would make unavailable either (x) the exemption pursuant to Section 4(2) of the Securities Act for the sale or deemed sale by Counterparty to Bank (or any affiliate designated by Bank) of the Restricted Shares or (y) the exemption pursuant to Section 4(1) or Section 4(3) of the Securities Act for resales of the Restricted Shares by Bank (or any such affiliate of Bank). The Private Placement Settlement of such Restricted Shares shall include customary representations, covenants, blue sky and other governmental filings and/or registrations, indemnities to Bank, due diligence rights (for Bank or any designated buyer of the Restricted Shares by Bank), opinions and certificates, and such other documentation as is customary for private placement agreements, all reasonably acceptable to Bank. In the case of a Private Placement Settlement, Bank shall, in its good faith discretion, adjust the number of Restricted Shares to be delivered to Bank hereunder in a commercially reasonable manner to reflect the fact that such Restricted Shares may not be freely returned to securities lenders by Bank and may only be saleable by Bank at a discount to reflect the lack of liquidity in Restricted Shares. Notwithstanding the ISDA Agreement or this Confirmation, the date of delivery of such Restricted Shares shall be the Clearance System Business Day following notice by Bank to Counterparty of the number of Restricted Shares to be delivered pursuant to this clause (i). For the avoidance of doubt, delivery of Restricted Shares shall be due as set forth in the previous sentence and not be due on the date that would otherwise be applicable.
     (ii) If Counterparty delivers any Restricted Shares in respect of the Transaction, Counterparty agrees that (A) such Shares may be transferred freely among Bank and its affiliates and (B) after the minimum “holding period” within the meaning of Rule 144(d) under the Securities Act has elapsed, Counterparty shall promptly remove, or cause the transfer agent for the Shares to remove, any legends referring to any transfer restrictions from such Shares upon delivery by Bank (or such affiliate of Bank) to Counterparty or such transfer agent of seller’s and broker’s representation letters customarily delivered by Bank or its affiliates in connection with resales of restricted securities pursuant to Rule 144 under the Securities Act, each without any further requirement for the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document, any transfer tax stamps or payment of any other amount or any other action by Bank (or such affiliate of Bank).
          (f) Indemnity. Counterparty agrees to indemnify Bank and its affiliates and their respective directors, officers, employees, agents and controlling persons (Bank and each such affiliate or person being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities, joint and several, incurred by or asserted against such Indemnified Party arising out of, in connection with, or relating to, the execution or delivery of this Confirmation, the performance by the parties hereto of their respective obligations under the Transaction, any breach of any covenant or representation made by Counterparty in this Confirmation or the ISDA Agreement or the consummation of the transactions contemplated hereby and will reimburse any Indemnified Party for all reasonable expenses (including reasonable legal fees and expenses) as they are incurred in connection with the investigation of, preparation for, or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto. Counterparty will not be liable under this Indemnity sub-paragraph to the extent that any loss, claim, damage, liability or expense is found in a final and nonappealable judgment by a court to have resulted from Bank’s gross negligence or willful misconduct.
          11. Representations and Covenants:
          (a) In connection with this Confirmation and the Transaction and any other documentation relating to the ISDA Agreement, each party to this Confirmation represents and acknowledges to the other party that:
     (i) it is an “accredited investor” as defined in Section 2(a)(15)(ii) of the Securities Act; and
     (ii) it is an “eligible contract participant” as defined in Section 1a(12) of the Commodity Exchange Act, as amended (the “CEA”), and this Confirmation and the Transaction hereunder are subject to individual negotiation by the parties and have not been executed or traded on a “trading facility” as defined in Section 1a(33) of the CEA.
          (b) Counterparty represents to Bank on the Trade Date (in the case of clauses (vi) and (vii) below, on the date that Counterparty notifies Bank that Cash Settlement or Net Share Settlement applies to the Transaction) that:
     (i) its financial condition is such that it has no need for liquidity with respect to its investment in the Transaction and no need to dispose of any portion thereof to satisfy any existing or contemplated undertaking or indebtedness;
     (ii) its investments in and liabilities in respect of the Transaction, which it understands are not readily marketable, is not disproportionate to its net worth, and it is able to bear any loss in connection with the Transaction, including the loss of its entire investment in the Transaction;
     (iii) it understands that Bank has no obligation or intention to register the Transaction under the Securities Act or any state securities law or other applicable federal securities law;
     (iv) it understands that no obligations of Bank to it hereunder will be entitled to the benefit of deposit insurance and that such obligations will not be guaranteed by any Affiliate of Bank or any governmental agency;
     (v) IT UNDERSTANDS THAT THE TRANSACTION IS SUBJECT TO COMPLEX RISKS WHICH MAY ARISE WITHOUT WARNING AND MAY AT TIMES BE VOLATILE AND THAT LOSSES MAY OCCUR QUICKLY AND IN UNANTICIPATED MAGNITUDE AND IS WILLING TO ACCEPT SUCH TERMS AND CONDITIONS AND ASSUME (FINANCIALLY AND OTHERWISE) SUCH RISKS;
     (vi) each of its filings under the Securities Act, the Exchange Act of 1934, as amended (the “Exchange Act”) or other applicable securities laws that are required to be filed have been filed and that, as of the respective dates thereof and as of the date of this representation, there is no misstatement of material fact contained therein or omission of a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading;

     (vii) it has not and will not directly or indirectly violate any applicable law (including, without limitation, the Securities Act and the Exchange Act) in connection with the Transaction.
     (viii) it has reserved and will keep available, free from preemptive rights, out of its authorized but unissued Shares, solely for the purpose of issuance upon settlement of the Transaction as herein provided, the full number of Shares as shall then be issuable upon settlement of the Transaction;
     (ix) it is not entering into this Confirmation to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for Shares);
     (x) it is not in possession of any material non-public information regarding itself or the Shares;
     (xi) it is, and shall be as of the date of any payment or delivery by it hereunder, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages;
     (xii) it is not and, after giving effect to the transactions contemplated hereby, will not be required to registered as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended;
     (xiii) it is eligible to conduct a primary offering of Shares on Form S-3, the offering contemplated by the Underwriting Agreement complies with Rule 415 under the Securities Act, and the Shares are “actively traded” as defined in Rule 101(c)(1) of Regulation M (“Regulation M”) promulgated under the Exchange Act.
          (c) In connection with this Confirmation and the Transaction, Counterparty agrees and acknowledges that:
     (i) it shall, upon obtaining knowledge of the occurrence of any event that would, with the giving of notice, the passage of time or the satisfaction of any condition, constitute an Event of Default, a Potential Event of Default, a Termination Event in respect of which it is an Affected Party, a Potential Adjustment Event, an Extraordinary Event or an Additional Disruption Event, notify Bank within one Scheduled Trading Day of the occurrence of obtaining such knowledge;
     (ii) neither it nor any of its affiliates shall take any action that would cause any purchases of Shares by Bank or any of its affiliates in connection with any Cash Settlement or Net Share Settlement of the Transaction not to meet the requirements of the safe harbor provided by Rule 10b-18 under the Exchange Act if such purchases were made by it;
     (iii) it shall not engage in any “distribution” (as defined in Regulation M) during the period starting on the first day of any Pricing Period and ending on the first Exchange Business Day immediately following the last day of such Pricing Period;
     (iv) in addition to any other requirements set forth herein, it shall not have the right to elect Cash Settlement or Net Share Settlement if Bank notifies it that, in the reasonable judgment of Bank, such Cash Settlement or Net Share Settlement or the related purchases of Shares by

Bank (or its agent or affiliate) may raise material risks under applicable securities laws, including without limitation because such purchases, if effected by it, would not qualify for applicable safe harbors under applicable securities laws (including, without limitation, the safe harbor provided by Rule 10b-18 under the Exchange Act);
     (v) if it becomes aware of the existence of any Suspension Condition, it shall immediately notify Bank that a Suspension Condition exists without specifying the nature of such Suspension Condition; a “Suspension Condition” exists if Counterparty becomes aware of any material non-public information concerning itself or the Shares at any time during any Pricing Period or if at any time any other representation or warranty set forth in this Confirmation or the ISDA Agreement would be untrue if made as of such time; and
     (vi) without limiting any of the foregoing, neither it nor any “affiliated purchaser” (as defined in Regulation M) will, directly or indirectly, bid for, purchase or attempt to induce any person to bid for or purchase, the Shares or securities that are convertible into, or exchangeable or exercisable for, Shares during any “restricted period” as such term is defined in Regulation M.
          (d) In connection with this Confirmation and the Transaction, Buyer agrees and acknowledges that:
     (i) Unless the provisions set forth above under “Private Placement Procedures” shall be applicable, in connection with the Physical Settlement of the Transaction, Buyer shall use its commercially reasonable efforts to use a number of Shares equal to the number of Shares delivered by Seller to Buyer on any Settlement Date to return to securities lenders to close out open Share loans (or to otherwise liquidate other Hedge Positions) created by Buyer or an affiliate of Buyer in the course of Buyer’s or such affiliate’s hedging activities related to Buyer’s exposure under this Confirmation.
     (ii) In connection with bids and purchases of Shares in connection with any Cash Settlement or Net Share Settlement of this Transaction, Buyer shall use its commercially reasonable efforts to conduct its activities, or cause its affiliates to conduct their activities, in a manner consistent with the requirements of the safe harbor provided by Rule 10b-18 under the Exchange Act, as if such provisions were applicable to such purchases.
          12. Miscellaneous:
          (a) Early Termination. The parties agree that, notwithstanding the definition of Settlement Amount in the ISDA Agreement, for purposes of Section 6(e) of the ISDA Agreement, Second Method and Loss will apply to the Transaction.
          (b) Alternative Calculations and Payment on Early Termination and on Certain Extraordinary Events.
     (i) In lieu of (A) designating an Early Termination Date as the result of an Event of Default or Termination Event, (B) terminating the Transaction and determining a Cancellation Amount as the result of an Additional Disruption Event, or (C) terminating the Transaction and determining an amount payable in connection with an Extraordinary Event to which Cancellation and Payment would otherwise be applicable, Bank shall be entitled to designate an early settlement date (the “Bank Early Settlement Date”), in which case the Settlement Date shall be accelerated to the Bank Early Settlement Date and Physical Settlement shall apply; provided that

Bank may in its sole discretion elect to permit Counterparty to elect Cash Settlement or Net Share Settlement, in which event the Initial Pricing Date would be accelerated to the Bank Early Settlement Date.
For the avoidance of doubt, if the Bank Early Settlement Date occurs during a Pricing Period, then settlement in respect of the Priced Shares for all days in such Pricing Period occurring on or prior to the date one regular settlement cycle following the Bank Early Settlement Date (the aggregate number of such Priced Shares, the “Number of Unwound Shares”) shall occur as provided in Section 5 above, and the acceleration of the Settlement Date (or Initial Pricing Date) described in the immediately preceding sentence shall be in respect of a Number of Shares equal to the Number of Shares, minus the Number of Unwound Shares.
     (ii) If, subject to Section 12(c) below, one party owes the other party any amount in connection with the Transaction pursuant to Section 12.7 or 12.9 of the Definitions (except in the case of an Extraordinary Event in which the consideration or proceeds to be paid to holders of Shares as a result of such event consists solely of cash) or pursuant to Section 6(d)(ii) of the ISDA Agreement (except in the case of an Event of Default in which Counterparty is the Defaulting Party or a Termination Event in which Counterparty is the Affected Party, other than (x) an Event of Default of the type described in Section 5(a)(iii), (v), (vi) or (vii) of the ISDA Agreement or (y) a Termination Event of the type described in Section 5(b)(i), (ii), (iii), (iv), or (v) of the ISDA Agreement that in the case of either (x) or (y) resulted from an event or events outside Counterparty’s control) (a “Payment Obligation”), Counterparty shall have the right, in its sole discretion, to (A) if the amount is owed by Bank, require Bank to satisfy any such Payment Obligation or (B) if the amount is owed by Counterparty to satisfy any such Payment Obligation, in either case by delivery of Termination Delivery Units (as defined below) by giving irrevocable telephonic notice to Bank, confirmed in writing within one Scheduled Trading Day, between the hours of 9:00 a.m. and 4:00 p.m. New York time on the Closing Date or Early Termination Date, as applicable (“Notice of Termination Delivery”). Upon Notice of Termination Delivery, the party with the Payment Obligation shall deliver to the other party a number of Termination Delivery Units having a cash value equal to the amount of such Payment Obligation (such number of Termination Delivery Units to be delivered to be determined by the Calculation Agent acting in a commercially reasonable manner). Settlement relating to any delivery of Termination Delivery Units pursuant to this provision shall occur within three Scheduled Trading Days if Counterparty has the Payment Obligation and within a reasonable period of time if Bank has the Payment Obligation.
“Termination Delivery Unit” means (A) in the case of a Termination Event, an Event of Default or an Extraordinary Event (other than an Insolvency, Nationalization, Merger Event or Tender Offer), one Share or (B) in the case of an Insolvency, Nationalization, Merger Event or Tender Offer, a unit consisting of the number or amount of each type of property received by a holder of one Share (without consideration of any requirement to pay cash or other consideration in lieu of fractional amounts of any securities) in such Insolvency, Nationalization, Merger Event or Tender Offer. If a Termination Delivery Unit consists of property other than cash or New Shares and Counterparty provides irrevocable written notice to the Calculation Agent on or prior to the Closing Date that it elects to deliver (or, as applicable, have Bank deliver) cash, New Shares or a combination thereof (in such proportion as Counterparty designates) in lieu of such other property, the Calculation Agent will replace such property with cash, New Shares or a combination thereof as components of a Termination Delivery Unit in such amounts, as determined by the Calculation Agent in its discretion by commercially reasonable means, as shall have a value equal to the value of the property so replaced. If such Insolvency, Nationalization,

Merger Event or Tender Offer involves a choice of consideration to be received by holders, such holder shall be deemed to have elected to receive the maximum possible amount of cash.
          (c) Set-Off and Netting. Bank agrees not to set-off or net amounts due from Counterparty with respect to the Transaction against amounts due from Bank to Counterparty under any other obligations whether by operation of law or otherwise. Section 2(c) of the ISDA Agreement as it applies to payments due with respect to the Transaction shall remain in effect and is not subject to the first sentence of this provision.
          (d) Maximum Share Delivery. Notwithstanding any other provision of this Confirmation, in no event will Counterparty be required to deliver hereunder, whether pursuant to Physical Settlement, Net Share Settlement, Private Placement Settlement or otherwise, more than 4,750,000 Shares to Bank in the aggregate.
          (e) Status of Claims in Bankruptcy. Bank acknowledges and agrees that this Confirmation is not intended to convey to Bank rights with respect to the transactions contemplated hereby that are senior to the claims of common stockholders in any U.S. bankruptcy proceedings of Counterparty; provided, however, that nothing herein shall limit or shall be deemed to limit Bank’s right to pursue remedies in the event of a breach by Counterparty of its obligations and agreements with respect to this Confirmation and the ISDA Agreement; and, provided, further, that nothing herein shall limit or shall be deemed to limit Bank’s rights in respect of any transaction other than the Transaction.
          (f) No Collateral. Notwithstanding any provision of this Confirmation or the ISDA Agreement, or any other agreement between the parties, to the contrary, the obligations of Counterparty under the Transaction is not secured by any collateral. Without limiting the generality of the foregoing, if the ISDA Agreement or any other agreement between the parties includes an ISDA Credit Support Annex or other agreement pursuant to which Counterparty collateralizes obligations to Bank, then the obligations of Counterparty hereunder will not be considered to be obligations under such Credit Support Annex or other agreement pursuant to which Counterparty collateralizes obligations to Bank, and the Transaction shall be disregarded for purposes of calculating any Exposure or similar term thereunder.
          (g) Additional Termination Event. The occurrence of an Increased Dividend Event (as defined below) or an Extraordinary Dividend will constitute an Additional Termination Event under Section 5(b)(v) of the ISDA Agreement, with the Transaction as the sole Affected Transaction and Counterparty as the sole Affected Party. An “Increased Dividend Event” shall occur if 100% of the aggregate gross cash dividends per Share (including any cash Extraordinary Dividends) declared by the Issuer at any time during the period from and including the Trade Date to but excluding the final Cash Settlement Payment Date or Settlement Date, as applicable, exceeds USD 0.04 per Share per calendar quarter.
          For purposes of this Confirmation, “Extraordinary Dividend” means the per Share amount of any cash dividend or distribution declared by the Seller with respect to the Shares that is specified by the board of directors of the Seller as an “extraordinary” dividend.
          (h) Transfer. Bank has the right to assign any or all of its rights and obligations under the Transaction to deliver or accept delivery of Shares to any of its affiliates; provided that such assignment shall only occur in respect of the Transaction when it has become obligatory that the Transaction be settled by the transfer of Shares; and provided, further, that Counterparty shall have recourse to Bank in the event of failure by the assignee to perform any of such obligations hereunder and provided, further, that such assignment does not result in any negative tax or accounting consequences for, or additional payments by, Counterparty. Notwithstanding the foregoing, the recourse to Bank shall be limited to recoupment of Counterparty’s monetary damages and Counterparty hereby waives any right to seek specific performance by Bank of its obligations hereunder. Such failure after any applicable grace period shall be deemed to be an Additional Termination Event, such Transaction shall be the only Affected Transaction and Bank shall be the only Affected Party.
          (i) Severability; Illegality. If compliance by either party with any provision of the Transaction would be unenforceable or illegal, (i) the parties shall negotiate in good faith to resolve such unenforceability or illegality in a manner that preserves the economic benefits of the transactions contemplated hereby and (ii) the other provisions of the Transaction shall not be invalidated, but shall remain in full force and effect.
          (j) Waiver of Trial by Jury. EACH OF COUNTERPARTY AND BANK HEREBY IRREVOCABLY WAIVES (ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE TRANSACTION OR THE ACTIONS OF BANK OR ITS AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.
          (k) Confidentiality. Bank and Counterparty agree that (i) Counterparty is not obligated to Bank to keep confidential from any and all persons or otherwise limit the use of any element of Bank’s descriptions relating to tax aspects of the Transaction and any part of the structure necessary to understand those tax aspects, and (ii) Bank does not assert any claim of proprietary ownership in respect of such descriptions contained herein of the use of any entities, plans or arrangements to give rise to significant U.S. federal income tax benefits for Counterparty.
     (l) Securities Contract. The parties hereto intend for:
     (i) each Transaction hereunder to be a “securities contract” and a “swap agreement” as defined in the Bankruptcy Code (Title 11 of the United States Code) (the “Bankruptcy Code”), and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 555 and 560 of the Bankruptcy Code;
     (ii) the rights given to Bank hereunder upon an Event of Default, Termination Event or Early Termination Date to constitute “contractual rights” to cause the liquidation of a “securities contract” or a “swap agreement” and to set off mutual debts and claims in connection with a “securities contract” or a “swap agreement”, as such terms are used in Sections 555 and 362(b)(6) of the Bankruptcy Code;
     (iii) any cash, securities or other property provided as performance assurance, credit support or collateral with respect to a Transaction to constitute “margin payments” and “transfers” under a “securities contract” or a “swap agreement” as defined in the Bankruptcy Code;
     (iv) all payments for, under or in connection with a Transaction, all payments for the Shares and the transfer of such Shares to constitute “settlement payments” and “transfers” under a “securities contract” or a “swap agreement” as defined in the Bankruptcy Code; and
     (v) any or all obligations that either party has with respect to this Confirmation or the ISDA Agreement to constitute property held by or due from such party to margin, guaranty or settle obligations of the other party with respect to the transactions under the ISDA Agreement (including any Transaction) or any other agreement between such parties.
          (m) Beneficial Ownership. Notwithstanding anything to the contrary in the ISDA Agreement or this Confirmation, in no event shall Bank be entitled to receive, or shall be deemed to receive, any Shares if, upon such receipt of such Shares by Bank, its “beneficial ownership” (within the meaning of Section 16 of the Exchange Act and the rules promulgated thereunder) would be equal to or greater than 4.9% or more of the outstanding Shares. If any delivery owed to Bank hereunder is not made, in whole or in part, as a result of this provision, Counterparty’s obligation to make such delivery shall not be extinguished and Counterparty shall make such delivery as promptly as practicable after, but in no event later than one Exchange Business Day after, Bank gives notice to Counterparty that such delivery would not result in Bank directly or indirectly so beneficially owning in excess of 4.9% of the outstanding Shares.
         13. Addresses for Notice:

If to Bank:	Citibank, N.A.
390 Greenwich Street
New York, NY 10013
	Attention:	Corporate Equity Derivatives
	Facsimile:	(212) 723-8328
	Telephone:	(212) 723-7357

with a copy to:	Citibank, N.A.
250 West Street, 10th Floor
New York, NY 10013
	Attention:	GCIB Legal Group—Derivatives
	Facsimile:	(212) 816-7772
	Telephone:	(212) 816-2211

If to Counterparty:	Developers Diversified Realty Corporation
3300 Enterprise Parkway
Beachwood, Ohio 44122
	Attention:	Francine Glandt,
SVP of Capital Markets and Treasurer
	Facsimile:	216-755-1827
         14. Accounts for Payment:

To Bank:	Citibank, N.A.
ABA #021000089
DDA 00167679
Ref: Equity Derivatives

To Counterparty:	BNF: Developers Diversified Realty Corp
PNC Bank
ABA #041000124
DDA: 4255781556

          15. Delivery Instructions:
Unless otherwise directed in writing, any Share to be delivered hereunder shall be delivered as follows:

To Bank:	To be advised.

To Counterparty:	To be advised.

Yours sincerely, CITIBANK, N.A.
By:	/s/ James Heathcote
	Name:	James Heathcote
	Title:	Authorized Representative

Confirmed as of the
date first above written:
DEVELOPERS DIVERSIFIED REALTY CORPORATION

By:	/s/ David J. Oakes
Name: David J. Oakes
Title: Sr. Executive Vice President &
Chief Financial Officer